DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

March 6, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

USA

Attention:              Pamela A. Long, Assistant Director

Re:	Brookfield Homes Corporation
Registration Statement on Form S-3
Filed December 23, 2008
File No. 333-156416

Dear Sirs and Mesdames:

On behalf of our client, Brookfield Homes Corporation (the “Company”), we transmit for your review the Company’s response, as we have been informed by the Company, to the Staff’s letter of comments, dated January 15, 2009 (the “Comment Letter”), in respect of the Company’s registration Statement on Form S-3, filed on December 23, 2008 (the “Registration Statement”).  Each of the Company’s responses below are keyed to the heading and comment contained in the Comment Letter.

General

1.                                      We note that the preferred stock you are offering will be convertible into shares of common stock.  It appears that this underlying common stock should be registered under the Securities Act.  Please revise accordingly.

The requested revisions have been made to the Registration Statement.

2.                                      We note your disclosure on page 1 and elsewhere that you intend to apply to list the convertible preferred stock on the New York Stock Exchange.  Please tell us when and how you intend to register the convertible preferred stock under the Exchange Act.

The New York Stock Exchange has approved the listing of the convertible preferred stock, but such listing is conditioned upon there being at least 100 holders of the convertible preferred stock.  Therefore, the listing of the convertible preferred stock on the New York Stock Exchange will depend upon the number of the Company’s stockholders that acquire convertible preferred stock in the rights offering.  As such, the Company will not know if the convertible preferred stock will be listed on the New York

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Stock Exchange until after the rights offering has been completed.  Prior to the commencement of trading of the convertible preferred stock on the New York Stock Exchange, the New York Stock Exchange will also require the filing by the Company of a Form 8-A in order to register the convertible preferred stock under the Exchange Act.

As a result, if there are at least 100 holders of the convertible preferred stock following the completion of the rights offering, the Company will register the convertible preferred stock under the Exchange Act by filing a Form 8-A prior to the commencement of trading of the convertible preferred stock on the New York Stock Exchange.  If, however, there are fewer than 100 holders of convertible preferred stock following the completion of the rights offering, the convertible preferred stock will not be listed on the New York Stock Exchange and it will not be necessary to register the convertible preferred stock under the Exchange Act.

3.                                      We note your risk factor discussion on page 18 under the caption “Dividends on convertible preferred stock may be paid in shares of our common stock.”  It appears that the common stock issuable as a dividend should be registered under the Securities Act.  Please revise accordingly.

The requested revisions have been made to the Registration Statement.

Description of Capital Stock, page 32

4.                                      We note the disclosure in the introductory paragraph that the summary is qualified by reference to your charter documents.  You may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C under the Securities Act.  Please revise accordingly.

The requested revisions have been made on page 32, under the caption “Description of Capital Stock”.

Legal Matters

5.                                      Provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

The requested disclosure has been provided on page 37, under the caption “Legal Matters”.

Item 17, Undertakings, page II-2

6.                                      Please provide the undertakings required by Item 512(a) of Regulation S-K.

The requested disclosure has been provided on page II-2 in Item 17, Undertakings.

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

Enclosure
cc:	Ian Cockwell
Brookfield Homes Corporation